Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

August 6, 2020

Erin Purnell
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lionheart Acquisition Corporation II

Registration Statement on Form S-1

Filed July 27, 2020

File No. 333-240130

Dear Ms. Purnell:

On behalf of our client, Lionheart Acquisition Corporation II (the “Company”), we hereby provide a response to the comments issued in a letter dated August 3, 2020 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting an amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

Erin Purnell August 6, 2020 Page 2

Registration Statement on Form S-1 Filed July 27, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 71

1.	You disclose on page 72 that you expect your primary liquidity requirements to include approximately $770,000 (or $170,000 if the over-allotment option is exercised in full) for working capital that will be used for miscellaneous expenses and reserves; however, your disclosure on page 64 states that these amounts are $770,000 (or $125,000 if the overallotment option is exercised in full). Please reconcile this apparent discrepancy.

Response: The disclosure on page 64 of the Amended S-1 has been corrected to reflect $170,000 in accordance with the Staff’s comments.

Note 8. Subsequent events, page F-15

1.	Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: The disclosure has been amended to include the actual date through which subsequent events have been evaluated in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner